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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-3A-2
                                                             File No. _____

        STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                      To Be Filed Annually Prior to March 1

                            HH-SU INVESTMENTS L.L.C.
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

        1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


NAME AND LOCATION                      STATE OF         NATURE OF BUSINESS
                                       ORGANIZATION
---------------------------------------------------------------------------------------------------
HH-SU Investments L.L.C.               Texas            HH-SU Investments L.L.C. is a Texas
 Fountain Place, 1445 Ross at Field                     limited liability company engaged in
 Dallas, Texas 75202-2785.                              investment activities.  It is the general
                                                        partner of, and owns 1% of the equity
                                                        in, SU Investment Partners, L.P.
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
SU Investment Partners, L.P.            Texas           SU Investment Partners, L.P. is a
 Fountain Place, 1445 Ross at Field                     Texas limited partnership. It is in the
 Dallas, Texas 75202-2785.                              business of owning Shary Holdings
                                                        LLC and of holding a 99% limited
                                                        partnership interest in Sharyland
                                                        Utilities, L.P., a Texas certificated
                                                        retail electric utility.
---------------------------------------------------------------------------------------------------
Shary Holdings LLC                      Texas           Shary Holdings LLC is a Texas limited
 Fountain Place, 1445 Ross at Field                     liability corporation. Shary Holdings
 Dallas, Texas 75202-2785.                              is the general partner of, and owns 1%
                                                        of the equity in, Sharyland Utilities,
                                                        L.P., a Texas certificated retail electric
                                                        utility.
---------------------------------------------------------------------------------------------------
Sharyland Utilities, L.P.               Texas           Sharyland Utilities, L.P. is a Texas
 4403 West Military Hwy.                                limited partnership. Sharyland
 Suite 712                                              Utilities, L.P. is a certificated Texas
 McAllen, Texas 78503.                                  retail electric utility, providing retail
                                                        electric distribution and transmission
                                                        service in a roughly 6000-acre service
                                                        territory in the Lower Rio Grande
                                                        Valley in Texas.
---------------------------------------------------------------------------------------------------


        2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

        HH-SU Investments L.L.C.: Claimant owns no properties used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas.

        Sharyland Utilities, L.P.: Sharyland Utilities, L.P. owns properties used for the distribution of electricity, including 0.1 mile of transmission and 39.3 miles of distribution lines (all within an approximately 6,000-acre service territory in the Lower Rio Grande Valley in Texas), 1 sub-station, 1 mobile sub-station, easements, and other equipment (including computers, office equipment, safety equipment, transportation equipment, etc.) and property necessary for its electric distribution system, parts of which are currently under construction. Sharyland Utilities, L.P.'s distribution system is interconnected with the Electric Reliability Council of Texas ("ERCOT") transmission grid. Sharyland Utilities, L.P. does not own any generation plants or gas manufacturing or distribution facilities. All of Sharyland Utilities, L.P.'s electric distribution properties are within the State of Texas. Sharyland Utilities, L.P. does not own any transmission or pipeline properties which deliver or receive electric energy or gas at the border of Texas.

        3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies;

            (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

            Claimant did not sell any electric energy or any natural or manufactured gas in 2001.

            Sharyland Utilities, L.P. sold at retail 16,483,255 kwh. metered and 173,743 kwh. non-metered (to power street lights and other non-metered load) of electric energy in 2001. Sharyland Utilities, L.P. sold no electric energy at wholesale nor any natural or manufactured gas in 2001.

            (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

            Neither claimant nor Sharyland Utilities, L.P. sold any electric energy or any natural or manufactured gas at retail outside the State in which they are organized (Texas) in 2001.

            (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

            Neither claimant nor Sharyland Utilities, L.P. sold any electric energy or any natural or manufactured gas at wholesale outside the State in which each company is organized (Texas) or at the state line in 2001.

            (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

            Neither claimant nor Sharyland Utilities, L.P. purchased any electric energy or any natural or manufactured gas outside of the State of organization or at the state line in 2001.

        4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars;

            (a) Name, location, business address and description of the facilities used by EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

            HH-SU Investments L.L.C. holds no interest, directly or indirectly, in an EWG or foreign utility company.

            (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

            Neither HH-SU Investments L.L.C. nor any system company hold any interest, directly or indirectly, in an EWG or foreign utility company.

            (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

            HH-SU Investments L.L.C. holds no interest, directly or indirectly, in an EWG or foreign utility company.

            (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

            HH-SU Investments L.L.C. holds no interest, directly or indirectly, in an EWG or foreign utility company.

            (e) Identify any service, sales or construction contract(s) between the EWG of foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

            Neither HH-SU Investments L.L.C. nor any system company hold any interest, directly or indirectly, in an EWG or foreign utility company.

                                    EXHIBIT A

        A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

            See Exhibit A.
            -------------

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2002.

                                               HH-SU Investments L.L.C.
                                               ------------------------
                                               (Name of claimant)

                                               By  /s/  Hunter L. Hunt
                                                  ---------------------
                                                        Hunter L. Hunt
                                                        President

CORPORATE SEAL
Attest:

         By  /s/  Hunter L. Hunt
            --------------------
                  Hunter L. Hunt
                  President


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                                 Hunter L. Hunt
                                    President
                            HH-SU Investments L.L.C.
                                 Fountain Place
                               1445 Ross at Field
                            Dallas, Texas 75202-2785

EXHIBIT B                    FINANCIAL DATA SCHEDULE

        If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.




Item No.    Capital Heading
1           Total Assets

2           Total Operating Revenues

3           Net Income



            See Exhibit B.
            -------------

                                    EXHIBIT C

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

        Neither HH-SU Investments L.L.C. nor any associate company hold any interest, directly or indirectly, in an EWG or foreign utility company.

HH-SU Investments, L.L.C.
Consolidating Balance Sheet
December 31, 2001
(In U.S. Dollars)(Unaudited)
Exhibit A



                                                           SHARYLAND        SHARY HOLDINGS,    SU INVESTMENT     HH-SU INVESTMENTS
                                                         UTILITIES, L.P.     L.L.C., G.P.      PARTNERS, L.P.       L.L.C., G.P.
                                                            12/31/01           12/31/01            12/31/01           12/31/01
                                                            --------           --------            --------           --------
                Assets
                ------

ELECTRIC PLANT - NET, AT COST                          $    6,869,648        $                 $                     $

CURRENT ASSETS
  Cash and cash equivalents                                   927,181                                  2,546
  Prepayments                                                  61,900
  Plant materials and supplies                                508,921
  Accounts receivable                                         172,781
  Tax reimbursements receivable                               425,461
                                                       --------------        --------------    -------------         -------------
    Total current assets                                    2,096,244                     -            2,546                     -
                                                       --------------        --------------    -------------         -------------

INVESTMENTS
                  Sharyland Utilities, L.P.                                          84,999        8,414,901
                     Shary Holdings, L.L.C.                                                           87,066
               SU Investment Partners, L.P.                                                                                     30
                                                       --------------        --------------    -------------         -------------
                          Total Investments                         -                84,999        8,501,967                    30
                                                       --------------        --------------    -------------         -------------


DEFERRED CHARGES - REGULATORY ASSETS
  Start-up costs                                            4,724,758                   390              951
  Net deferred costs recoverable in future years            7,565,044
                                                       --------------        --------------    -------------         -------------
                                                           12,289,802                   390              951                     -
  Less accumulated amortization                               843,617
                                                       --------------        --------------    -------------         -------------
    Total deferred charges                                 11,446,185                   390              951                     -
                                                       --------------        --------------    -------------         -------------
                                                       $   20,412,077        $       85,389    $   8,505,464         $          30
                                                       ==============        ==============    =============         =============

    Partners' Capital and Liabilities
   ------------------------------------

PARTNERS' CAPITAL
  General partner                                      $       84,999        $       85,389    $                     $          30
  Limited partner                                           8,414,901                              (1,177,517)
  Nonallocable earnings                                     3,247,636                                       -
                                                       --------------        --------------    --------------        -------------
    Total partners' capital                                11,747,536                85,389        (1,177,517)                  30
                                                       --------------        --------------    --------------        -------------

NOTE PAYABLE TO AFFILATE                                    7,004,167                               8,471,558

CURRENT LIABILITIES
  Accrued liabilities                                         339,897
  Due to affiliates                                           574,054                               1,211,423
  Tax reimbursements due to partners                          746,423
                                                       --------------        --------------    --------------        -------------
    Total current liabilities                               1,660,374                     -         1,211,423                    -

COMMITMENTS AND CONTINGENCIES
                                                       --------------        --------------    --------------        -------------
                                                       $   20,412,077        $       85,389    $    8,505,464        $          30
                                                       ==============        ==============    ==============        =============

HH-SU Investments L.L.C.
Consolidating Income Statement
For the Year Ended December 31, 2001
(In U.S. Dollars)(Unaudited)
Exhibit A


                                                       SHARYLAND          SHARY HOLDINGS,    SU INVESTMENT      HH-SU INVESTMENTS
                                                     UTILITIES, L.P.       L.L.C., G.P.      PARTNERS, L.P.        L.L.C., G.P.
                                                        12/31/01             12/31/01            12/31/01            12/31/01
                                                        --------             --------            --------            --------
REVENUES                                            $   1,054,377
                                                    -------------         -------------        -------------      -------------

OPERATING COSTS AND EXPENSES
          Cost of power                                   832,280
          Transmission expense                             38,280
          Distribution expense                            289,240
          General and administrative expense            1,224,023
          Depreciation and amortization                   670,058                    13
                                                    -------------         -------------        -------------      -------------
                                                        3,053,881                    13                    -                  -
                                                    -------------         -------------        -------------      -------------

LOSS FROM OPERATIONS                                   (1,999,504)                  (13)                   -                  -
                                                    -------------         -------------        -------------      -------------

OTHER INCOME (EXPENSE)
          Interest expense                               (473,496)                                  (570,526)
          Interest and dividend income                     37,424                                          -
                                                    -------------         -------------        -------------      -------------
                                                         (436,072)                    -             (570,526)                 -
NET DEFERRAL OF COSTS RECOVERABLE IN FUTURE YEARS       4,280,508
                                                    -------------         -------------        -------------      -------------
NET INCOME                                          $   1,844,932                  (13)             (570,526)                 -
                                                    =============         =============        =============      =============


HH-SU Investments, L.L.C.
Consolidated Information
December 31, 2001
(In U.S. Dollars)(Unaudited)
Exhibit B


Total Assets         $  20,415,964
                     =============

Total Revenues       $   1,054,377
                     =============

Net Income           $   1,274,393
                     =============
